

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, CA 94560

> **Re:** **Revance Therapeutics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted November 6, 2013**
> **CIK No. 0001479290**

Dear Mr. Browne:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock Based Compensation, page 70

1. Please update the table on page 73 through the date of effectiveness. As a reminder, we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Lastly, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
13. Convertible Preferred Stock, page F-38

    2.   Please disclose how the fair value of the Series E preferred stock was determined in your calculation of the $74.9 million capital contribution related to the preferred stock extinguishment.

20. Subsequent Events (Unaudited), page F-58

    3.   Please disclose the fair value of the warrants at the date of issuance, and how they will be classified in your financial statements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mark B. Weeks, Esq.
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304